EXHIBIT 12.1

EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)	Three Months Ended March 31,	Year Ended December 31,
Earnings:	2018	2017	2016	2015	2014	2013
Net income	$452	$1,691	$1,402	$862	$1,433	$866
Income tax provision (benefit)	48	427	70	(19)	384	326
Fixed charges	366	1,572	1,417	1,260	1,176	971
Total earnings	$866	$3,690	$2,889	$2,103	$2,993	$2,163
Fixed charges:
Interest on short-term borrowings and long-term debt, net	$353	$1,532	$1,363	$1,208	$1,125	$917
Interest on capital leases	—	2	3	4	6	7
AFUDC debt	13	38	51	48	45	47
Total fixed charges	$366	$1,572	$1,417	$1,260	$1,176	$971
Ratios of earnings to fixed charges	2.37	2.35	2.04	1.67	2.55	2.23

Note:
For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements.  Fixed charges exclude interest on tax liabilities.